SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

March 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	SAG Holdings Limited
Amendment No. 14 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

Please be advised that we have filed Amendment Number 14 to the Registration Statement referenced above. The Registration Statement was revised to update the “Price Stabilization, Short Positions and Penalty Bids” section in the Underwriting Section, along with filing an updated Underwriting Agreement.

Please notify R. Joilene Wood of any questions regarding the submission at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood